March 11, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C., 20549

Re:  Meier Worldwide Intermedia. Inc.

We were previously the independent accountants for Meier Worldwide Intermedia,
Inc. (Company), and on February 28, 2002, we reported on the financial statements of the Company as of October 31, 2001 and for the years ending
October 31, 2001 and 2000, and from inception of the development stage on June
17, 1997 through October 31, 2001. On March 6, 2002 we were informed that we would no longer be the independent accountants of the Company. We have read the
Company's statements included in Item 4 of its Form 8-K concerning the change in the Company's certifying accountant and we agree with such statements as they relate to our firm.

Sincerely,

/s/Andersen Andersen & Strong LC

Andersen Andersen & Strong LC
Salt Lake City, Utah